EXHIBIT 17
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                 MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF
                    THE SECURITIES ACT (ALBERTA) AND SIMILAR
              PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION


ITEM 1   REPORTING ISSUER:

         PrimeWest Energy Trust ("PrimeWest")
         1600, 530 - 8th Avenue S.W.
         Calgary, Alberta
         T2P 3S8

ITEM 2   DATE OF MATERIAL CHANGE:

         February 16, 2001

ITEM 3   NEWS RELEASE:

         A press release disclosing the nature and substance of the material change was issued by PrimeWest on February 16, 2001. A copy thereof is attached as Schedule "A".

ITEM 4   SUMMARY OF MATERIAL CHANGE:

         PrimeWest has entered into an agreement with Cypress Energy Inc. ("Cypress") whereby it, PrimeWest Energy Inc., one or more wholly owned subsidiaries of it or PrimeWest Energy Inc. or a combination of the foregoing will make an offer to acquire all of the issued and outstanding Common Shares of Cypress at a price of $14.00 per share on the basis of, subject to certain shareholder elections, for each common share of Cypress, any one of (a) Cdn. $14.00 in cash provided that not more than $60 million in cash shall be payable in aggregate with the balance being paid either (A) in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress or
         (B) provided that certain regulatory approvals and other conditions are satisfied prior to the initial expiry time of the Offer 1.45 shares of a subsidiary of PrimeWest Energy Inc. that are exchangeable for trust units of PrimeWest provided that not more than 5,440,000 exchangeable shares shall be issuable under the Offer with the balance being paid in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress, (b) 1.45 trust units of PrimeWest, or
         (c) provided that certain regulatory approvals and other conditions are satisfied prior to the initial expiry time of the Offer, 1.45 shares of a subsidiary of PrimeWest Energy Inc. that are exchangeable for trust units of PrimeWest provided that not more than 5,440,000 exchangeable shares shall be issuable under the Offer with the balance


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         being paid in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE:

         Cypress and PrimeWest entered into a pre-acquisition agreement pursuant to which, among other things, PrimeWest agreed to make an offer by means of a take-over bid for all of the issued and outstanding common shares by Cypress. The offer will be made at a price of $14.00 per share on the basis of, subject to certain shareholder elections, for each common share of Cypress, any one of (a) Cdn. $14.00 in cash provided that not more than $60 million in cash shall be payable in aggregate with the balance being paid either (A) in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress, or (B) provided that certain regulatory approvals and other conditions are satisfied prior to the initial expiry time of the Offer 1.45 shares of a subsidiary of PrimeWest Energy Inc. that are exchangeable for trust units of PrimeWest provided that not more than 5,440,000 exchangeable shares shall be issuable under the Offer with the balance being paid in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress, (b) 1.45 trust units of PrimeWest, or (c) provided that certain regulatory approvals and other conditions are satisfied prior to the initial expiry time of the Offer 1.45 shares of a subsidiary of PrimeWest Energy Inc. that are exchangeable for trust units of PrimeWest provided that not more than 5,440,000 exchangeable shares shall be issuable under the Offer with the balance being paid in trust units of PrimeWest at an exchange ratio of 1.45 trust units of PrimeWest per share of Cypress.

         Based on the February 15, 2001 closing prices of $9.73 per trust unit of PrimeWest and $10.60 per common share of Cypress, the offer would represent a 33% premium to such closing price of Cypress' common shares. The proposed transaction has a total enterprise value of approximately $790 million, including the pending acquisition of Ranchero Energy Inc. by Cypress, consisting of $650 million in equity and approximately $140 million in assumed net debt.

         The boards of directors of each of PrimeWest and Cypress have approved the proposed transaction and Cypress' board of directors has resolved unanimously to recommend to its shareholders that they accept the PrimeWest offer.

         The offer is conditional on the deposit of a minimum of 66 2/3% of all outstanding common shares of Cypress (calculated on a fully diluted basis). The offer will also be subject to certain other conditions typical of such transactions including the board of directors of Cypress having


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         waived the application of the Cypress shareholder rights plan to the offer, receipt of required regulatory approvals, the absence of any adverse litigation or regulatory proceedings, no prohibition at law to the making or completion of the offer or any second stage transaction and certain conditions related to the agreement itself. PrimeWest will be entitled to waive any term or condition of the offer for its benefit provided, that if it takes up and pays for any shares, it must acquire not less than 66 2/3% of the outstanding shares. PrimeWest will also be entitled to vary any term or condition of the offer provided that it shall not, without Cypress' consent, change the number of shares for which the offer is made, decrease or change the form of the consideration to be paid or amend the offer or modify the conditions to the Offer in an manner that is adverse to Cypress' shareholders. The offer will also be subject to certain conditions in favour of Cypress.

         The actual making of the offer is conditional on no material adverse change in respect of Cypress having occurred, no event having occurred rendering the conditions to the offer incapable of satisfaction, no representation or warranty being determined inaccurate by PrimeWest, compliance by Cypress with the agreement, the obtaining of any relevant regulatory relief, the absence of certain actions of the board of directors of Cypress and the receipt by PrimeWest of lock-up agreements from each of the directors and officers of Cypress. PrimeWest is required to forward a take-over bid circular to Cypress' shareholders on or before March 6, 2001. The initial expiry time of the offer will be 9:00 p.m. (Calgary time) on the first business day following the 21st day after the mailing date of the circular and related documents.

         In addition, the board of directors of Cypress has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material or assets of Cypress, or any business combination involving Cypress. Cypress has also agreed, under certain circumstances, to pay to PrimeWest a non-completion fee of $25 million. PrimeWest also has, in certain circumstances, the right to match or exceed the terms of any unsolicited competing transaction.

         All of the directors and officers of Cypress have agreed to execute lock-up agreements in respect of all of the common shares and options to acquire Cypress common shares held or controlled by those persons pursuant to which such shareholders have agreed to deposit and not withdraw their shares under the offer, except in certain circumstances.

ITEM 6   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT:

         Not Applicable.

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ITEM 7   OMITTED INFORMATION:

         Not Applicable.

ITEM 8   SENIOR OFFICER:

         Inquiries in respect of the material change referred to herein may be made to:

         Ronald J. Ambrozy
         Vice President Business Development
         PrimeWest Energy Inc.
         Tel:     (403) 234-6602

ITEM 9   STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to in this Report.

Dated at Calgary, Alberta, this 23 day of February, 2001.


                                   PRIMEWEST ENERGY TRUST, by its
                                   authorized attorney

                                   PRIMEWEST ENERGY INC.

                                   Per: /s/ "JAMES T. BRUVALL"
                                        ---------------------------------------
                                        James T. Bruvall
                                        Corporate Secretary


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                                  SCHEDULE "A"

                                 PRESS RELEASES




                              FOR IMMEDIATE RELEASE

--------------------------------------------------------------------------------

                     [LETTERHEAD OF PRIME WEST ENERGY TRUST]

February 16, 2001


             PRIMEWEST ENERGY OFFERS TO ACQUIRE CYPRESS ENERGY INC.
               TO FORM CANADA'S LARGEST GAS-WEIGHTED ROYALTY TRUST


CALGARY - (TSE: PWI.UN; TSE: CYZ.A; CDNX: CYZ.B) -- PrimeWest Energy Trust (PrimeWest) and Cypress Energy Inc. (Cypress) today jointly announced that they have entered into an agreement whereby PrimeWest will offer to purchase all of the issued and outstanding Class A and B common shares of Cypress.

The offer will consist of cash of $14.00 per Cypress share up to a maximum of $60 million, or, at the option of the Cypress shareholder, 1.45 PrimeWest trust units or 1.45 exchangeable shares of a subsidiary of PrimeWest (subject to a maximum of 5.44 million exchangeable shares). PrimeWest will also assume all of Cypress' outstanding debt. The proposed transaction has a total enterprise value of approximately $790 million -- including the pending Ranchero Energy Inc. acquisition by Cypress -- consisting of $650 million in equity and $140 million in assumed debt.

Based on February 15, 2001 closing prices of $9.73 per trust unit for PrimeWest and $10.60 for each Cypress common share, the offer represents a 33-percent premium to Cypress' pre-offer closing price. PrimeWest estimates that the transaction is accretive by 13% to 2001 distributable cash flow and by 5% to net asset value on an established reserves basis.

"This transaction is beneficial to both shareholders of Cypress and unitholders of PrimeWest," said PrimeWest Vice-chairman and CEO, Kent MacIntyre. "The Cypress assets being acquired are of the highest quality and are exceptionally well suited to a royalty trust."

"For PrimeWest unitholders, the resultant market capitalization of more than $1 billion would enhance PrimeWest's liquidity and contribute to improved valuations. We will be the largest gas-weighted royalty trust in Canada."

Said Cypress President and Chief Executive Officer, Don Archibald, "This is an excellent transaction for Cypress shareholders, and we are pleased to recommend it. The offer provides a substantial premium to the pre-offer share price and an opportunity to invest in a high-quality oil and gas royalty trust that pays cash distributions monthly - currently $0.20 per trust unit per month per trust unit ($0.29 per Cypress share). The potential synergies between the two companies are considerable, marrying Cypress' large inventory of development opportunities with PrimeWest's production optimization strength."


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February 16, 2001                                                         Page 2


The Cypress properties, excluding Ranchero, are currently producing at a rate of 18,200 BOE per day, (6:1), consisting of 78 MMcf per day of natural gas and 5,200 barrels per day of crude oil and natural gas liquids.

In conjunction with this transaction, PrimeWest has also entered into a series of price hedging contracts on 8,300 BOE per day of gas production (6:1) and 4,500 BOE per day of crude oil production.

o The gas hedging instruments are `swaptions', which will give PrimeWest the future right to enter into a swap transaction for a fixed price and term. The benefit of a swaption is to provide a fixed price at which gas can be sold at a future date. The gas hedges have an effective term until the end of the 2002 summer season (October 2002). The floor price equates to approximately $7.25 per thousand cubic feet (Mcf).

o The crude oil hedging transactions consist essentially of floors. The effect of the transactions is to secure a price above US$25.00 WTI per barrel for the term of April 2001 through December 2001.

The boards of directors of both of PrimeWest and Cypress have approved the proposed transaction, and the board of directors of Cypress has resolved unanimously to recommend to its shareholders that they accept the PrimeWest offer. The offer is conditional on the tendering of a minimum of 66 2/3 percent of all outstanding Cypress shares, as well as regulatory and other approvals. PrimeWest anticipates forwarding a take-over bid circular to Cypress shareholders on or before March 6, 2001. TD Securities acted as financial advisors to PrimeWest.

The directors and officers of Cypress have agreed to execute lock-up agreements under which they will agree to deposit and, except in certain circumstances, not withdraw their shares under the offer.

The board of directors of Cypress has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material position or assets of Cypress, or any business combination involving Cypress. Cypress has agreed, under certain circumstances, to pay to PrimeWest a non-completion fee of $25 million. PrimeWest also has a right, in certain circumstances, to match any unsolicited competing bid. Griffiths McBurney & Partners and Yorkton Securities are acting as financial advisors to Cypress and each of them has agreed to provide a fairness opinion in connection with the proposed transaction.

Among the attributes of Cypress:

o A suite of operated, high-quality producing natural gas and light crude oil assets concentrated in Alberta and Saskatchewan, as well as 564,000 net acres of undeveloped lands.

o A high leverage to natural gas -- on a 6:1 basis approximately 75% based on anticipated 2001 production. Combined, PrimeWest will be balanced 65% natural gas and 35% oil and natural gas liquids.


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February 16, 2001                                                         Page 3


o A low cost structure, with year-to-date third-quarter 2000 operating costs averaging $3.13 per BOE (6:1).

Acquisition multiples (6:1 gas conversion ratio)

o    Established reserve acquisition cost                         $11.40 per BOE
o    Production acquisition cost                         $36,600 per BOE per day
o    Cash flow multiple    2.9 times (gas: $7.55 per Mcf; WTI: US$26.73 per bbl)
o    Recycle ratio                                                     2.7 times

PrimeWest is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of PrimeWest are traded on The Toronto Stock Exchange under the symbol "PWI.UN".

Cypress is a Calgary-based oil and gas exploration company, whose Class A common shares trade on The Toronto Stock Exchange under the symbol CYZ.A and whose Class B common shares trade on the Canadian Venture Exchange under the symbol CYZ.B.

The information in this news release contains forward-looking statements with respect to PrimeWest. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include commodity prices and differentials and the number of Cypress shareholders tendering shares to the offer.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of PrimeWest offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.